# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lexeo Therapeutics, Inc., CIK 0001907108
CUSIP: 52886X107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 345 PARK AVENUE SOUTH, FLOOR 6, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001274173-24-000061
Filed by CIK 0001274173

## Reporting persons
- JANUS HENDERSON GROUP PLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 4,339,254; sole dispositive power 0; shared dispositive power 4,339,254; aggregate amount beneficially owned 4,339,254 (13.1% of the class)
- Janus Henderson Biotech Innovation Master Fund Ltd: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 2,503,168; sole dispositive power 0; shared dispositive power 2,503,168; aggregate amount beneficially owned 2,503,168 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Lexeo Therapeutics, Inc.
Address of issuer's principal executive offices:
345 PARK AVENUE SOUTH, FLOOR 6
NEW YORK, NY 10010

## Item 2. Person Filing
Name of person filing: Janus Henderson Group plc
Address of principal business office or, if none, residence:
201 Bishopsgate
EC2M 3AE, United Kingdom
Citizenship: Y9

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
JHIUS may be deemed to be the beneficial owner of
4,332,303 shares
Percent of class: 13.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4332303
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4332303

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: N/A

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
JHIUS, JHIUKL and JHIAIFML are indirect subsidiaries of Janus Henderson and are registered investment advisers furnishing investment advice to
Managed Portfolios.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
POWER OF ATTORNEY

The undersigned, Janus Henderson Group plc ("the Company"), does hereby make, constitute and appoint each of Kristin Mariani and Caroline
Barotti acting severally, as its true and lawful attorneys in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively,
"documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including, without limitation, Forms 13D, 13F,
13G and 13H and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the
Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the
Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 9th day of December, 2022.

Janus Henderson Group plc

By: /s/ Michelle Rosenberg
Name: Michelle Rosenberg
Title: General Counsel and Company Secretary

## Signatures
- JANUS HENDERSON GROUP PLC: Kristin Mariani, Head of North America Compliance, CCO (02/14/2025)
- Janus Henderson Biotech Innovation Master Fund Ltd: Kristin Mariani, Head of North America Compliance, CCO (02/14/2025)